FILED BY EDGAR CORRESPONDENCE
January 13, 2016
Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
RE:    SEACOR Holdings Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-12289
Dear Mr. Mew:
This letter is written on behalf of SEACOR Holdings Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Company dated December 30, 2016. For your convenience, we have repeated the Staff’s comment in bold text preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2015
Consolidated Statement of Cash Flows, page 96
We note your presentation of purchase of marketable securities and proceeds from sale of marketable securities in Net cash provided by operating activities of continuing operations section. In that regard, please explain to us why such presentation is appropriate under GAAP in your situation. Refer to ASC 230-10-45-11 and ASC 320-10-45-11.
Company Response:
The Company’s position with respect to its presentation of cash flows on marketable security transactions as operating activities remains unchanged from its previous response to a Staff comment dated December 30, 2014. In our letter dated January 12, 2015, we responded as follows:
“The Company has classified its long and short marketable security portfolio as “trading securities” in accordance with Accounting Standards Codification (“ASC”) 320-10-25-1. Specifically, ASC 320-10-25-1(a) states: “If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term.”

With respect to the classification of cash flows related to trading securities, ASC 230-10-45-19 states: “Cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities as discussed in Topic 320 shall be classified pursuant to this Topic based on the nature and purpose for which the securities were acquired.” Furthermore, ASC 230-10-45-20 states: “Cash receipts and cash payments resulting from purchases and sales of other securities and other assets shall be classified as operating cash flows if those assets are acquired specifically for resale and are carried at market value in a trading account.”
The Company engages in marketable security transactions as part of its normal ongoing activities, albeit not as significant or material as its reported business segments, with the view of generating trading profits over the near term. The Company enters into long positions of marketable securities held for resale in the near term and enters into short positions of marketable securities subject to settlement in the near term. Although it may not actively trade the securities “within hours or days,” the Company does actively manage the portfolio with the intent to trade in the near term. The Company continuously monitors its trading portfolio positions and transacts trades based on its then current market outlook. The Company’s long and short marketable security positions are both carried at fair market value on its consolidated balance sheets with realized and unrealized gains and losses being reported in its consolidated statements of income as marketable security gains (losses), net. Based on the nature and purpose of its trading portfolio as part of its normal ongoing activities, the Company believes it is appropriate to classify the cash flows related to its marketable security transactions as operating cash flows.”
Since our response dated January 12, 2015, a matter worth noting relates to the Company’s investment in 9,177,135 shares of Dorian LPG Ltd. (“Dorian”), currently the largest position in the Company’s marketable security trading portfolio. In its Form 10-K for the Year Ended December 31, 2015, the Company disclosed the following:
“On December 21, 2015, Mr. Fabrikant, the Executive Chairman and Chief Executive Officer of SEACOR, resigned from Dorian’s board of directors. As a consequence, the Company determined it no longer exercised significant influence over Dorian and marked its investment, at equity, in Dorian to fair value resulting in a loss of $32.3 million, net of tax, which is included in equity in earnings (losses) of 50% or less owned companies in the accompanying consolidated statements of income (loss). As of December 31, 2015, the Company’s investment in Dorian is classified as marketable securities in the accompanying consolidated balance sheet at a fair value of $108.0 million.”
While designated as an equity method investment, cash distributed to acquire the Company’s position in Dorian was classified as investing activities. Subsequent to Dorian’s designation as a marketable security in its trading portfolio, the Company has not sold any of its shares or acquired new shares in Dorian but does intend to present future transactions as operating activities in accordance with ASC 230-10-45-20.

* * * * *

If the Staff has any questions regarding the foregoing response, please do not hesitate to contact me.

Sincerely,

/s/ MATTHEW CENAC

Matthew Cenac
Executive Vice President and Chief Financial Officer

Cc:    Mr. Charles Fabrikant, Executive Chairman, Chief Executive Officer and Director of SEACOR Holdings Inc.
Mr. William Long, Executive Vice President, Chief Legal Officer and Secretary of SEACOR Holdings Inc.

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